                                                                    EXHIBIT 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that the annual general meeting of shareholders (the
"MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on
Thursday, July 31, 2008, at 3:00 p.m. (Israel time), at the offices of Gross,
Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor,
Tel Aviv, Israel.

     The agenda of the annual general meeting shall be as follows:

     1.   Ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, independent public accountants and a member of Ernst & Young Global, as the Company's independent auditors for the period ending at the close of the next annual general meeting and review of the report of the Company's board of directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2008;

     2.   Re-election of Mr. Ami Samuels as an external director of the Company for a three-year term;

     3.   Re-election of each of Mr. Guy Vaadia and Ms. Efrat Cohen as Class B
          Directors of the Company to hold office until the close of the third succeeding annual general meeting to be held in 2011;

     4.   Approval of the Company's purchase of an insurance policy of directors' and officers' liability;

     5.   Amendment of the Company's 2005 Share Option and Incentive Plan; and

     6.   Adjustment of the exercise price of outstanding options previously granted to directors and external directors in the Company.

     In addition, the shareholders will be requested to consider at the Meeting the Company's audited consolidated financial statements for the year ended
December 31, 2006 and 2007, and the report of the Company's board of directors for such periods.

     Only shareholders of record at the close of business on June 23, 2008 (the
"RECORD DATE") will be entitled to receive notice of, and to vote at the
Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, Legal
Counsel and Corporate Secretary, Kibbutz Shamir, Upper Galilee 12135, Israel, an
ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 2000, as amended and a copy of their identity card, passport or certificate of incorporation, as the case may be.

     Shareholders who wish to vote at the meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the meeting.

     Discussion at the Meeting will commence if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33- 1/3%) of the voting power in the
Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting will be adjourned until Thursday, August 7, 2008, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, Legal Counsel and Corporate
Secretary (tel: +972 (4) 694-7810).

                                    By order of the Company's board of directors

                                    By: /s/ David Bar-Yosef
                                    -----------------------
                                    David Bar-Yosef
                                    Legal Counsel & Corporate Secretary

                                    June 26, 2008

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                             ----------------------

                                 PROXY STATEMENT

                             ----------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JULY 31, 2008

     This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the annual general meeting of shareholders of the Company (the
"MEETING") to be held at the offices of Gross, Kleinhendler, Hodak, Halevy,
Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel on Thursday,
July 31, 2008, at 3:00 p.m. Israel time, and thereafter as it may be adjourned from time to time. Unless the context otherwise requires, references in this
Proxy Statement to "Shamir," the "Company," "we" or "our" refer to Shamir
Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1.   To ratify the re-appointment of Kost, Forer, Gabbay & Kasierer, independent public accountants and a member of Ernst & Young Global, as the Company's independent auditors for the period ending at the close of the next annual general meeting and to review the report of the Company's board of directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2008;

     2.   To re-elect Mr. Ami Samuels as an external director of the Company for a three-year term;

     3.   To re-elect Mr. Guy Vaadia and Ms. Efrat Cohen as Class B Directors of
          the Company to hold office until the close of the third succeeding annual general meeting to be held in 2011;

     4.   To approve the Company's purchase of an insurance policy of directors'
          and officers' liability;

     5.   To amend of the Company's 2005 Share Option and Incentive Plan; and

     6.   To adjust the exercise price of outstanding options previously granted to directors and external directors in the Company.

     In addition, the shareholders will be requested to consider at the Meeting the Company's audited consolidated financial statements for the year ended
December 31, 2006 and 2007, and the report of the Company's board of directors for such periods.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on June 23, 2008
(the "RECORD DATE") are entitled to receive notice of, and to vote at, the
Meeting.

     As of the Record Date, the Company had 16,423,740 issued and outstanding
Shares. Each Share is entitled to one vote on each matter to be voted on at the
Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the board of directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the
Meeting for which the board of directors of the Company recommends a "FOR" vote
(except for proposed resolution no. 2). Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the chairman of the meeting at the Meeting.

     Shareholders wishing to express their position on an agenda item for this annual general meeting may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, at Kibbutz Shamir, Upper Galilee
12315, Israel, no later than July 3, 2008. Any position statement received will be furnished to the Securities and Exchange Commission (the "COMMISSION") on
Form 6-K, and will be made available to the public on the Commission's website at www.sec.gov and in addition at www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     The proxy and proxy card shall also serve as a voting deed (ktav hatzba'a)
as such term is defined under the Israeli Companies Law.

     We expect to mail the Proxy Statement to shareholders on or about June 26,
2008. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM AND VOTING REQUIREMENTS

     The quorum required consists of two or more shareholders who are present in person or proxy and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Thursday, August
7, 2008, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

     The approval of each of the Proposals, other than Proposal 2, requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the proposal.

     The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, provided that either (i) such a majority includes at least one third of the total votes of shareholders who are not controlling shareholders or on their behalf, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or
(ii) the total number of shares of the shareholders mentioned in clause (i)
above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S.
Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington,
D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

                             ----------------------

               ITEM I: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
                      DETERMINATION OF THEIR REMUNERATION

     Under the Israeli Companies Law of 1999 (the "COMPANIES LAW") and the
Company's Articles of Association, the shareholders of the Company are authorized to appoint the Company's independent auditor. Under the Articles of
Association of the Company, the board of directors is authorized to determine the independent auditor's remuneration and must report to the general meeting the remuneration paid to the independent auditor and its affiliates. In addition, the approval by the audit committee of the independent auditor's re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Global Market.

     Following the approval and recommendation by the Company's audit committee and the board of directors, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the independent auditor of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company's auditors for fiscal year 2007 and have no relationship with the Company or with any affiliate of the Company, except in their capacity as auditors.

     The estimated remuneration of Kost, Forer, Gabbay & Kasierer, a member of
Ernst & Young Global, the Company's independent auditor for the year ending
December 31, 2008, approved by the Company's audit committee and board of directors on May 27, 2008, is approximately $400,000 for auditing services,
$50,000 for audit related services and $50,000 for tax consultation services.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that the Company's independent auditor, Kost, Forer, Gabbay &
Kasierer, a member of Ernst & Young Global, be and is hereby re-appointed as the independent auditor of the Company for the period ending at the close of the next annual general meeting."

          ITEM II: RE-ELECTION OF MR. AMI SAMUELS AS EXTERNAL DIRECTOR

     At the Meeting, shareholders will be asked to re-elect Mr. Ami Samuels as an external director of the Company for a three-year term. Mr. Samuels has served as an external director and the chairman of the board of directors' audit committee since July 2005.

     AMI SAMUELS. Mr. Samuels has been a member of our board of directors since
March 2005. He is currently a Senior Director, Private Equity at Poalim Capital
Markets, a wholly owned subsidiary of Bank Hapoalim. From 2004 to 2006, Mr.
Samuels was a Partner at Star Ventures, an international venture capital fund.
From 2001 to 2003, he served as Senior Vice President and Chief Financial
Officer of Satlynx, a company specializing in two-way satellite broadband services. From 1998 to 2001, he was Vice President for broadband networks at
Gilat Satellite Networks, and from 1989 to 1998, he worked as an investment banker at Lehman Brothers. He holds a BA degree from Haifa University and a
Masters degree in Management from Yale University.

     Mr. Samuels notified the Company that he complies with all requirements under the Companies Law for serving as an external director.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to re-elect Mr. Ami Samuels as an external director of the
Company for a three-year term."

         ITEM III: RE-ELECTION OF MR. GUY VAADIA AND MS. EFRAT COHEN TO
                        HOLD OFFICE AS CLASS B DIRECTORS

     At the Meeting, shareholders will be asked to re-elect two persons to serve as Class B Directors of the Company. As of the date of this Proxy Statement, the nominees listed below currently serve as directors of the Company. Each of the two nominees is nominated to serve as a Class B Director until the third succeeding annual meeting to be held in 2011.

     It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the board of directors does not anticipate to be the case), the persons named in the proxy will vote at their discretion for another person.

     The following information supplied with respect to each person nominated and recommended to be elected to the board of directors is based upon the records of the Company and information furnished to it by the nominees. The nominees to serve on the board of directors as Class B Directors are:

NAME                               AGE     CURRENT POSITION WITH COMPANY
----                               ---     -----------------------------

Efrat Cohen                        40      Director

Guy Vaadia                         44      Director

     EFRAT COHEN. Mrs. Cohen has been a member of the board of directors since
2001. Since 1997 she has been the Chief Financial Officer of Kibbutz Shamir, and she is a member of the management board of Kibbutz Shamir. Mrs. Cohen holds a BA degree in Economics and Management from the Ruppin Academic Center.

     GUY VAADIA. Mr. Vaadia has been a member of the board of directors since
March 2007. He is currently the Chief Executive Officer of FIBI Investment House
Ltd. From 1999 to 2005 he was the senior leading officer of Bank Mizrahi at the corporate banking division. He has also served as a personal assistant to the president of Bank Mizrahi and has been a board member of the Investment
Corporation of United Mizrahi Bank Ltd. Mr. Vaadia has also formerly served as the Senior Economist of Israel Chemicals Limited. He holds an MSc degree in
Economics and Management from the Hebrew University of Jerusalem and an MBA degree from INSEAD, Fontainebleau, France.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that each of Efrat Cohen and Guy Vaadia be, and hereby is, elected to hold office as a Class B Director of the Company until the close of the third succeeding annual meeting to be held in 2011."

           ITEM IV: APPROVAL OF THE COMPANY'S PURCHASE OF AN INSURANCE
              POLICY CONCERNING DIRECTORS' AND OFFICERS' LIABILITY

     Pursuant to the approval of the general meeting held on April 26, 2007 and following the approvals of the audit committee and the board of directors, the
Company purchased an insurance policy for liability of directors and officers of the Company, including in their capacity as directors and officers of the
Company's subsidiaries (the "D&O INSURANCE") for the period from September 9,
2007 until September 9, 2008. Such policy covers a total liability of $20 million ($15 million coverage of the Company, directors and officers and $5 million additional coverage of the directors and officers). The annual premium to be paid by the Company with respect to such insurance policy is approximately
$179,000 (the "BASE PREMIUM").

     Following the approval by the Company's audit committee and its board of directors, it is proposed to authorize the Company to renew the D&O Insurance policy, provided that the annual premium to be paid by the Company will not exceed 130% of the Base Premium ($232,700) and the aggregate coverage of the D&O
Insurance policy will not exceed $25 million ($20 million coverage of the
Company, directors and officers and $5 million additional coverage of the directors and officers). The insurer, the aggregate coverage amount under the
D&O Insurance policy and the annual premium to be paid for such coverage shall be determined by the audit committee and the board of directors.

     It is proposed that the following resolution be adopted at the Meeting:

     "RESOLVED, to authorize the Company's to purchase an insurance policy with respect to liability of the director and officers of the Company, which terms shall be approved by the audit committee and the board of directors, provided that the annual premium to be paid by the Company will not exceed $232,700 and the aggregate coverage of the insurance policy will not exceed $25 million."

                  ITEM V: AMENDMENT TO THE COMPANY'S 2005 SHARE
                           OPTION AND INCENTIVE PLAN

     Following the approval by the Company's audit committee and the board of directors, it is proposed to approve the amendment of the Company's 2005 Share
Option and Incentive Plan (the "PLAN"). The Plan was originally approved and adopted by the Shareholders' Extraordinary Meeting on February 27, 2006.

     It is proposed that the Plan be amended by adding a paragraph to Article 7 to the Plan, providing that in the event the Company distributes a cash dividend, the exercise price of options granted under the Plan that were outstanding but had neither been exercised nor had expired as of the record date for such distribution will be reduced by an amount equal to the dividend amount paid per share.

     It is proposed that the following resolution be adopted at the Meeting:

     "RESOLVED, to approve the amendment of the Plan, providing that in the event the Company distributes a cash dividend, the exercise price of options granted under the Plan that were outstanding but had neither been exercised nor had expired as of the record date for such distribution will be reduced by an amount equal to the dividend amount paid per share."

            ITEM VI: ADJUSTMENT OF THE EXERCISE PRICE OF OUTSTANDING
                  OPTIONS PREVIOUSLY GRANTED TO DIRECTORS AND
                        EXTERNAL DIRECTORS IN THE COMPANY

     Subject to the approval of Item V above, it is proposed to reduce the exercise price of the outstanding options previously granted to directors and external directors in the Company by US$ 0.24, the dividend per share declared by the Company on January 14, 2008, and paid on February 25, 2008.

     As of the date of this Proxy Statement there are 446,996 outstanding options held by directors and external directors, with a weighted average exercise price of $10.88. In addition, as of the date of this Proxy Statement there are 923,285 options held by officers and other employees of the Company or its subsidiaries, which were granted pursuant to the terms and conditions of the
Plan.

     The board of directors and the audit committee of the Company have approved this adjustment to the exercise price of all the currently outstanding options allocated in accordance with the Plan that were granted prior to the Nasdaq
X-day of the abovementioned dividend. However, shareholder approval is being sought for the adjustment to the exercise price of options currently held by directors and external directors in the Company pursuant to the Companies Law, which requires that modification to the compensation of directors and external directors be approved by the shareholders of the Company. If this proposal is not approved by the shareholders, the exercise price of none of the outstanding options will be adjusted by US$ 0.24, as proposed. The adjustment of the exercise price of outstanding options previously granted to external directors is made pursuant to Regulation 8C(1) of the Companies Regulations (Rules
regarding Compensation and Expenses for an External Director) - 2000.

     It is proposed that the following resolution be adopted at the Meeting:

     "RESOLVED, that subject to the approval of Item V, the shareholders hereby approve the adjustment of the exercise price of the outstanding options previously granted to directors and external directors in the Company by reducing the exercise price of such options by US$ 0.24, the dividend per share paid by the Company on February 25, 2008."

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting.
However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                    By order of the Company's board of directors

                                    By: /s/ David Bar-Yosef
                                    -----------------------
                                    David Bar-Yosef
                                    Legal Counsel & Corporate Secretary

                                    June 26, 2008